Exhibit 18.1

May 3, 2004

DIRECTV Holdings LLC

Board of Directors

2230 East Imperial Highway

El Segundo, California 90245

Dear Sirs/Madams:

At your request, we have read the description included in your Quarterly Report on Form 10-Q to the Securities and Exchange Commission for the quarter ended March 31, 2004, of the facts related to the change in method of accounting for subscriber acquisition, retention and upgrade costs. Note 2 to such consolidated financial statements contains a description of your adoption, during the quarter ended March 31, 2004, of a method of accounting to expense as incurred all subscriber acquisition, retention and upgrade costs. Previously, these costs were deferred, limited to the amount of profit to be earned from subscribers during the minimum contract term, and amortized to expense over the contract period. We believe, on the basis of the facts so set forth and other information furnished to us by appropriate officials of the Company, that the accounting change described in your Form 10-Q is to an alternative accounting principle that is preferable under the circumstances.

We have not audited any consolidated financial statements of DIRECTV Holdings LLC and its consolidated subsidiaries as of any date or for any period subsequent to December 31, 2003. Therefore, we are unable to express, and we do not express, an opinion on the facts set forth in the above-mentioned Form 10-Q, on the related information furnished to us by officials of the Company, or on the financial position, results of operations, or cash flows of DIRECTV Holdings LLC and its consolidated subsidiaries as of any date or for any period subsequent to December 31, 2003.

Yours truly,

/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP

Los Angeles, California